Mail Stop 4561

April 1, 2008

Mr. Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive,
Harrisburg, PA 17102

> **Re:** **Hersha Hospitality Trust**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-14765**

Dear Mr. Parikh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2007</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of</u>

<u>Operations, page 29</u>

1. Please tell us how you have complied with Item 303(a)(4) of Regulation S-K, which calls for discussion, in a separately-captioned section, of off-balance sheet arrangements. Additionally, we note from the disclosure on page 16 of the consolidated financial statements of Mystic Partners, LLC, one of your unconsolidated joint ventures, that your operating partnership has entered into conditional payment guarantees with Merill Lynch related to the Hartford Marriott loan and the Hartford Hilton loan. As part of your response, please tell us how you evaluated loan guarantees of this nature as well as other transactions which you might have entered into as a result of your relationships with your various joint ventures. Finally, please tell us how you determined the applicability of FIN 45 to the conditional payment guarantees mentioned above.

<u>Financial Statements</u>

<u>Principles of Consolidation and Presentation, page 53</u>

2. We note that you have the majority ownership interest for the stabilized hotels within Mystic Partners, LLC. Please tell us generally how you concluded that you are not the primary beneficiary of this joint venture under FIN 46R.

<u>Minority Interests, page 55</u>

3. Please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief